FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Banco Santander, S.A.

Item

1	Material Fact Announcement dated July 21, 2011

MATERIAL FACT ANNOUNCEMENT
Banco Santander, S.A. informs of the envisaged schedule for the execution of the free-of-charge capital increase approved on June 17, 2011 by Santander’s Ordinary Shareholders’ Meeting under section eight A) of its agenda, which capital increase serves as an instrument for the “Santander Dividendo Elección” remuneration scheme, a scheme that, subject to the Bank’s Executive Committee prior resolution, shall offer shareholders the option to receive cash and/or new shares on the usual payment date for the second interim dividend1:
•	13 October. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment.

•	14 October (23:59 hours CET). Record date for the granting of rights.

•	17 October. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	26 October. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	31 October. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	3 November. Payment of cash to shareholders who have so requested.

•
9 November. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[2]. Shareholders who have opted for new shares have them delivered.

Boadilla del Monte (Madrid), July 21, 2011

[1]
The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.

[2]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 21, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President